UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1095847

As at September 26, 2007

ROCKWELL DIAMONDS INC.
800 West Pender Street, Suite 1020
Vancouver, BC
V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ John Bristow
President, COO, CEO and Director
Date: September 26, 2007

* Print the name and title of the signing officer under his signature.

1020 - 800 West Pender Street
Vancouver, BC
Canada V6C 2V6
Tel 604 684-6365
Fax 604 684-8092
Toll Free 1 800 667-2114
www.rockwelldiamonds.com

ROCKWELL REVAMPS ITS BOARD OF DIRECTORS AND APPOINTS AUDIT, REMUNERATION,
GOVERNANCE AND TECHNICAL COMMITTEES

September 26, 2007, Vancouver, BC - Rockwell Diamonds Inc. ("Rockwell" or the "Company") (TSXV: RDI; OTCBB: RDIAF) announces the following changes and additions to its Board of Directors to increase the number of independent members and add to the operational experience of the Board. The following changes are effective as of September 26, 2007.

The changes which have been implemented by Rockwell include the following resignations and new appointments of Officers and to its Board of Directors:

Current Chairman Mr. Ronald Thiessen will be standing down from his position as Chairman and as a Director of the Company. Mr. David J Copeland will replace Mr. Thiessen as Chairman. Mr. Copeland will resign his current position as Chief Executive Officer, but will remain a director of the Company.

Dr. John Bristow who previously held the position of President and Chief Operating Officer will assume the role of President and Chief Executive Officer of the Company.

Mr. Jeffrey Mason has resigned from the Board and also stepped down as Chief Financial Officer ("CFO"). He will be replaced by Mr. Dominique de la Roche, currently CFO of Rockwell's South African subsidiary Rockwell Resources RSA (Pty) Limited, as CFO and as a Director of Rockwell Diamonds Inc.

Mr. Jeffrey Brenner will retire from the Board of Directors and also step down from his position as Marketing and Sales Director and assume the role of Manager - Diamond Marketing and Sales.

Dr. Patrick Bartlett, a geologist and mining engineer with extensive experience in exploration, evaluation and mining of alluvial diamond and kimberlite deposits, will join the Board as an independent Director.

Mr. Scott Cousens, Dr. Mark Bristow, Mr. Rene G Carrier (Independent), and Mr. Douglas Silver (Independent) will all continue with their roles as Directors.

Jeffrey Brenner will remain a key member of the Management Committee and will continue to be responsible for Rockwell's diamond marketing and sales, as well as developing and implementing the Company's beneficiation strategy. Mr. Brenner will be relocating to Toronto to proactively drive sales of the Company's diamonds in the key North American and European markets, and will also help co-ordinate Investor Relations activities in the North American domain.

Dominique de la Roche is a Chartered Accountant with an Honours Degree in Accounting Sciences from the University of South Africa (UNISA), and a Higher Diploma in Tax from UNISA. He completed his articles at Price Waterhouse, and subsequently worked for Vaal Reefs Exploration & Mining Company (Anglo American), Standard Corporate and Merchant Bank in Johannesburg, and BCL (Ltd) in Botswana and was Financial Director at Kairos Industrial Holdings/Witbank Brickworks.

Mr. de la Roche has extensive operational experience in the senior and junior mining sectors, finance and corporate environments, as well as expertise in the South African mining taxation regime. He has gained past working experience in mining activities and legislative environments within different southern African countries.

Patrick Bartlett holds a BSc Honours degree from Rhodes University, and MSc in Minerals Exploration from London University, a BA in Economics and Communications from the University of South Africa, and a PhD in Mining Engineering from the University of Pretoria. He worked for De Beers for some 38 years and during that time gained experience in the evaluation and development of West Coast alluvial diamond deposits, undertook feasibility work of the Jwaneng mine in Botswana and other diamond mines, was the mine geologist for the Kimberley Central Mines, and later was the Chief Geologist of the Cullinan diamond mine.

Mr. Bartlett has extensive experience in grade control, size frequency analysis and mineral resource management, and processing and recovery methods as applied to diamond deposits. He is an internationally recognized expert on block cave mining methods and since his retirement from De Beers in 2003, he has consulted to many of the world leading diamond and base metal mining companies.

President and CEO John Bristow said "The Board changes create a stronger balance of independence and operational experience on the Board, which will provide advantages to the Company in its drive to expand its southern African operations and growth footprint. I would like to thank the retiring members of the Board for their important contributions during the initial start-up phase and growth of the Company."

For further details on Rockwell Diamonds Inc., please visit the Company's website at www.rockwelldiamonds.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

John Bristow
President and CEO

No regulatory authority has approved or disapproved the information contained in this news release. The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

Forward Looking Statements
This release includes certain statements that may be deemed "forward-looking statements". Other than statements of historical fact all statements in this release that address future production, reserve or resource potential, exploration drilling, exploitation activities and events or developments that each Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. There is no certainty of the financing completing. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, changes in and the effect of government policies regarding mining and natural resource exploration and exploitation, availability of capital and financing, geopolitical uncertainty and political and economic instability, and general economic, and market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on Rockwell, Investors should review Rockwell's annual Form 20-F filing with the United States Securities and Exchange Commission www.sec.com and the Company's home jurisdiction filings that are available at www.sedar.com.